NEWS RELEASE

Fortuna Reports Results for the Fourth Quarter and Full Year 2024

(All amounts are expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Vancouver, March 5, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) (“Fortuna” or the “Company”) today reported its financial and operating results for the fourth quarter and full year of 2024.

Fourth Quarter and Full Year 2024 highlights

Cash and Cashflow

●Record free cash flow1 of $95.6 million in Q4, a quarter over quarter (“QoQ”) improvement of 69%; $202.9 million in 2024
●Net cash from operations of $141.6 million before working capital or $0.46 per share in Q4, a QoQ increase of 21%; $438.2 million or $1.42 per share in 2024
●Quarter-end cash of $231.3 million, a QoQ increase of $50.7 million from strong growth in free cash flow. Liquidity was $381.3 million and the Company achieved a positive net cash1 position of $58.8 million

Profitability

●Attributable net income of $11.3 million or $0.04 per share in Q4 after non-cash charges of $26.3 million; attributable net income of $128.7 million or $0.42 per share in 2024
●Attributable adjusted net income1 of $37.0 million or $0.12 per share in Q4 including unrealized foreign exchange loss and higher effective tax rate from Euro devaluation of $0.05 per share; $144.0 million, or $0.47 per share in 2024

Return to Shareholders

●Returned $30.6 million to shareholders in Q4 through the repurchase of 6.4 million shares and an additional $1.8 million for 0.4 million shares in January 2025

Operational

●Gold equivalent production of 116,358 ounces3 in Q4; record gold equivalent production of 455,958 ounces 3 in 2024, meeting the low end of annual guidance
●Consolidated cash cost per gold equivalent ounce (“GEO1“)of $1,015 in Q4; $987 in 2024, within annual guidance
●Consolidated AISC per GEO1 of $1,772 for Q4; $1,640 in 2024, within annual guidance
●Strong safety performance in 2024 with a TRIFR of 1.36, and a LTIFR of 0.48 achieving the same level of top industry standard as in 2023

1Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Excluding letters of credit

3 Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $2,661/oz Au, $31.3/oz Ag, $2,009/t Pb, $3,046/t Zn for Q4 2024; $2,490/oz Au, $29.4/oz Ag, $2,040/t Pb, and $2,782/t Zn for Q3 2024; $2,334/oz Au, $29.1/oz Ag, $2,157/t Pb and the following metal prices for full year 2024 $2,401/oz Au, $28.0/oz Ag, $2,072/t Pb, and $2,786/t Zn

Growth and Development

●	$49.0 million invested in mineral exploration and project development in 2024 and a budget of $51.0 million for 2025. Some of the high-value targets include Kingfisher and Sunbird deep deposits at the Séguéla mine, the Tongon North prospect in northern Cote d´Ivoire, and the Diamba Sud project in Senegal.
●	The flagship Séguéla mine delivered 137,781 ounces at an AISC of $1,153 per ounce in 2024, in its first full year of gold production. Two-year gold production guidance for 2025 and 2026 has been provided for Séguéla, with incremental production planned to reach 160,000 to 180,000 ounces in 2026 at an AISC in the range of $1,260 to $1,390 per ounce.

Jorge A. Ganoza, President and CEO, commented, “Q4 was a record quarter of free cash-flow at $95.6 million. Quarter over quarter, we realized 7% higher gold prices and 10% higher revenue, while keeping cash cost per ounce flat, leading to expanded operating cash flow margin from 33% to 50%.  With the growth in cash flow over the year and a sound balance sheet we returned $30.6 million to shareholders via share buybacks in Q4.” Mr. Ganoza continued “Cost and capital optimization initiatives across the portfolio remains top of mind for management with various opportunities successfully implemented in 2024 and continuing into 2025.  The sale of the non-core asset San Jose mine will remove our highest cost ounces and refocuses capital and management´s attention to high-value opportunities in the portfolio.  Additionally, the successful optimization of the Séguéla mine is enabling us to plan for increased rates of annual gold production of 160,000 to 180,000 ounces at industry leading costs by 2026, unlocking significant value.”

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Fourth Quarter and Full Year 2024 Consolidated Results

	Three months ended,			Years ended December 31,
(Expressed in millions)	December 31, 2024	September 30, 2024	December 31, 2023	2024	2023	% Change
Sales	302.2	274.9	265.3	1,062.0	842.4	26%
Mine operating income	106.8	86.9	51.9	343.6	190.0	81%
Operating income (loss)	52.8	72.7	(77.4)	228.0	(0.4)	57,100%
Attributable net income (loss)	11.3	50.5	(92.3)	128.7	(50.8)	353%
Attributable income (loss) per share - basic	0.04	0.16	(0.30)	0.42	(0.17)	347%
Adjusted attributable net income[1]	37.0	49.9	20.6	144.0	64.9	122%
Adjusted EBITDA[1]	137.9	131.3	120.3	476.9	335.1	42%
Net cash provided by operating activities	150.3	92.9	105.1	365.7	296.9	23%
Free cash flow from ongoing operations[1]	95.6	56.6	66.2	202.9	153.5	32%
Cash cost ($/oz Au Eq)[1]	1,015	1,059	840	987	874	13%
All-in sustaining cash cost ($/oz Au Eq)[1,2]	1,772	1,668	1,416	1,640	1,480	11%
Capital expenditures[2]
Sustaining	48.1	38.4	46.8	142.2	136.1	4%
Non-sustaining[3]	12.0	12.3	1.8	50.8	5.2	877%
Séguéla construction	-	-	-	-	50.0	(100%)
Brownfields	1.3	(0.5)	4.8	10.4	16.1	(35%)
As at				December 31, 2024	December 31, 2023	% Change
Cash and cash equivalents				231.3	128.1	81%
Net liquidity position (excluding letters of credit)				381.3	213.1	79%
Shareholder's equity attributable to Fortuna shareholders				1,403.9	1,238.4	13%

[1] Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration

[4] The composition of AISC was revised in Q4 2024 and the comparative periods were adjusted to reflect the change. Refer to "Non-IFRS Financial Measures - All-in Sustaining Cost Per Gold Equivalent Ounce Sold" for a description of the calculation and the reason for the change

Figures may not add due to rounding

Fourth Quarter 2024 Results

Q4 2024 vs Q3 2024

Cash cost per ounce and AISC

Cash cost per ounce of gold equivalent (“GEO”) sold was $1,015 in Q4 2024, an improvement of 4% compared to $1,059 over the prior quarter.  All-in sustaining costs per GEO was $1,772 in Q4 compared to $1,668   in Q3 2024 due mainly to higher capex in mine development and infrastructure in the quarter related to the expansion of life of mine at Yaramoko and the planned expansion of annual gold production at Séguéla to 160,000 – 180,000 oz by 2026, and timing of capital expenditures.

Attributable Net Income and Adjusted Net Income

Attributable net income for the period was $11.3 million compared to an attributable net income of $50.5 million in Q3 2024. The fourth quarter of 2024 was impacted by non-cash charges of $26.3 million as follows.

●	A write-down of $14.5 million related to the Boussoura mineral property in Burkina Faso. The majority of the write-down corresponds to the purchase price assigned to Boussoura as part of the Roxgold acquisition and reflects the Company´s view as to Boussoura´s exploration prospects.

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●	A $7.2 million mine closure provision associated with the scheduled closure of the San Jose Mine. Subsequent to the end of the quarter, the Company entered into a binding letter of intent to divest of the San Jose mine. The associated closure provision is expected to unwind upon completion of the sale.
●	A write-down of low-grade ore stockpiles of $4.6 million at the Lindero Mine

After adjusting for impairment charges and other non-recurring items, adjusted attributable net income was $37.0 million or $0.12 per share compared to $49.9 million or $0.16 per share in Q3 2024.  The decrease was explained by a foreign exchange (“FX”) loss of $10.4 million in Q4 2024 compared to a gain of $3.4 million in Q3 2024, and by a higher effective tax rate (“ETR”) representing approximately $16 million of additional income tax provision over the prior quarter.  The main cause of the FX loss and the higher ETR in Q4 was the 8% devaluation of the Euro versus the USD which had an estimated combined impact on earnings per share of 5 cents. This was partially offset by higher sales of $27.3 million, related to a higher realized gold price quarter over quarter and 4% higher gold sold.  Realized gold price in Q4 2024 was $2,662 per ounce compared to $2,490 in Q3 2024.

Other items impacting the quarter compared to Q3 2024 were higher Corporate G&A expenditures of $4.4 million related to timing of expenses.

Cash flow

Net cash generated by operations before working capital adjustments was $141.6 million or $0.46 per share. After adjusting for working capital changes, net cash generated by operations for the quarter was $150.3 million compared to $92.9 million in Q3 2024. The increase of $57.4 million reflects higher sales and positive change in working capital in Q4 2024 of $8.6 million compared to negative $26.4 million in Q3 2024-, and lower-income tax paid of $7.1 million.

Free cash flow from ongoing operations in Q4 2024 increased $39 million over Q3 2024 to $95.6 million.  The increase was due to higher cash generated by operations partially offset by higher capital expenditures of $15.9 million.  Free cash flow in Q4 2024, after growth capex of $12.0 million, was $83.6 million.

Q4 2024 vs Q4 2023

Cash cost per ounce and AISC

Consolidated cash cost per equivalent gold ounce was $1,015, compared to the $840 reported in Q4 2023.  The increase in cash cost was driven mainly by higher cash cost at Séguéla, and the San Jose Mine operating in its last year of Mineral Reserves.  The increase in cash cost at Séguéla is explained mainly by lower head grades in 2024, as per the mine plan, and lower stripping and mining costs during Séguéla’s first semester of operations in 2023. Cash cost also increased at Lindero due to lower production and the impact of the appreciation of the Argentine peso.

All-in sustaining costs per gold equivalent ounce was $1,772 in Q4 2024 compared to $1,416in Q4 2023. AISC in the quarter includes the $1.4 million annual investment gain (Q4 2023: $12.4 million) from cross border, Argentine pesos denominated bond trades. This is a benefit granted to exporters by the Argentine Government whereby 20% of export proceeds is allowed to be converted into pesos at a preferential exchange rate. This benefit is intended to alleviate exporters for the impact of the overvaluation of the official exchange rate on input costs. The increase in AISC was primarily the result of higher cash cost per ounce as described above and higher sustaining capital at Lindero related to the expansion of the leach-

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pad. The composition of AISC was revised in Q4 2024 and the comparative periods were updated to reflect the change. Refer to “Non-IFRS Financial Measures – All-in Sustaining Cost Per Gold Equivalent Ounce Sold” on page 27 in the 2024 MD&A for a description of the calculation and the reason for the change

Attributable Net Income and Adjusted Net Income

Attributable net income for the period was $11.3 million compared to an attributable net loss of $92.3 million in Q4 2023. The fourth quarter of 2024 was impacted by non-cash charges of $26.3 million compared to $118.4 million in the fourth quarter of 2023.

After adjusting for write-downs and other non-recurring items, adjusted attributable net income was $37.0 million or $0.12 per share compared to $20.6 million or $0.07 per share in Q4 2023.  The increase was primarily due to higher gold prices. The realized gold price was $2,662 per ounce in Q4 2024 compared to $1,990 per ounce in Q4 2023.  This was partially offset by lower gold sales volume and higher cost per ounce. Lower gold sales volume was mainly due to lower production at Séguéla, San Jose, and Lindero.  The decrease in production at Séguéla and Lindero was due to lower head grades, in accordance with the mine plan, partially offset by higher processed ore. The higher cost per ounce was explained mainly by the lower head grades at Séguéla and Lindero, lower stripping and mining costs during Séguéla´s second quarter of operations in Q4 2023, and the impact of the appreciation of the Argentine peso at Lindero.

Other items impacting the adjusted net income for the quarter compared to Q4 2023 were a higher unrealized foreign exchange loss of $8.5 million mostly explained by an 8% devaluation of the Euro versus the USD in the period, and lower investment income of $11.0 million related to cross-border, Argentine peso denominated bond trades.

Depreciation and Depletion

Depreciation and depletion decreased $9.0 million to $62.6 million in the fourth quarter of 2024 compared to $71.6 million in the comparable period of 2023. The decrease was primarily due to lower accounting balances at San Jose after a $90.6 million impairment at year end 2023.  Depreciation and depletion in the period include $18.2 million related to the purchase price allocation from the Roxgold acquisition at Séguéla.

Cash Flow

Net cash generated by operations for the quarter was $150.3 million compared to $105.1 million in Q4 2023. The increase of $45.2 million reflects higher sales and positive change in working capital in Q4 2024 of $8.7 million compared to nil in Q4 2023, and lower interest paid of $3.2 million.

Free cash flow from ongoing operations for the quarter was $95.6 million compared to $66.2 million in Q4 2023.  The increase reflects higher net cash generated by operations.

Full Year 2024 Results

Cash cost per ounce and AISC

Cash cost per equivalent gold ounce was $987, compared to $874 reported in 2023.  The increase in cash cost is explained mainly by lower head grades at Séguéla in 2024, and lower stripping and mining costs during Séguéla’s first semester of operations in the second half of 2023, as well as higher cost at San Jose as explained earlier. Cash cost for the full year also increased at Lindero due to lower production and the impact of the appreciation of the Argentine peso.

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All-in sustaining costs per gold equivalent ounce was $1,640 in 2024 compared to the $1,4804 recorded in the prior year due mainly to higher cash cost per ounce as described above and higher capex mostly at Lindero. AISC for 2024 includes the $9.7 million annual investment gain (FY 2023: $12.4 million) from cross border, Argentine peso denominated bond trades. (See discussion above).

Attributable Net Income and Adjusted Net Income

Attributable net income for the year was $128.7 million, compared to an attributable net loss of $50.8 million in 2023.  The loss in 2023 was explained by impairment charges of $90.6 million at the San Jose Mine.

After adjusting for write-downs and other non-recurring items, attributable adjusted net income for 2024 was $144.0 million or $0.47 per share, compared to $64.9 million or $0.22 per share in 2023. The increase was primarily due to higher gold prices and higher gold sales volume.  The realized gold price was $2,401 per ounce in 2024 compared to $1,948 per ounce in 2023.  Higher gold sales volume was mainly due to the full year contribution of Séguéla upon successful commissioning and ramp-up in Q2 2023, partially offset by lower production at Lindero, aligned with the grade profile in the mine plan, and lower head grades and processed ore at San Jose, in its last year of mineral reserves.

Depreciation and Depletion

Depreciation and depletion for 2024 increased $10.3 million to $230.0 million compared to $219.6 million in 2023. The increase was primarily due to an increase in ounces sold at Séguéla and partially offset by lower depletion expenses at San Jose. Depreciation and depletion in the period include $71.6 million related to the purchase price allocation from the Roxgold acquisition at Séguéla.

Cash Flow

Net cash generated by operations before working capital changes was $438.2 million or $1.42 per share. After adjusting for working capital changes, net cash generated by operations for 2024 was $365.7 million compared to $296.9 million in 2023. The increase of $68.8 million is explained by higher sales partially offset by negative changes in working capital of $72.5 million in 2024 from an increase in receivables of $46.4 million due to timing and delays in repayments of VAT in Burkina Faso and an increase in inventories of $24.5 million related to an increase in ore stockpiles at Lindero and Séguéla. This compares to a negative working capital adjustment of $9.7 million in 2023. Higher taxes paid of $17.7 million was due to Séguéla paying income taxes for the first time in 2024 after initiating commercial production in the second half of 2023.

Free cash flow from ongoing operations for 2024 was $202.9 million compared to $153.5 million in 2023.  The increase of $49.4 million reflects higher net cash generated by operations, partially offset by higher sustaining capital expenditures of $14.6 million. Free cash flow in 2024, after growth capex of $44.3 million and the Séguéla NSR repurchase of $6.5million, was $150.5 million.

4 The composition of AISC was revised in Q4 2024 and the comparative periods were updated to reflect the change. Refer to “Non-IFRS Financial Measures – All-in Sustaining Cost Per Gold Equivalent Ounce Sold” for a description of the calculation and the reason for the change.

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Séguéla Mine, Côte d’Ivoire

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
Mine Production
Tonnes milled	430,117	387,624	1,561,800	807,617
Average tonnes crushed per day	4,727	4,123	4,279	3,282

Gold
Grade (g/t)	2.95	3.62	2.95	3.42
Recovery (%)	92	95	93	94
Production (oz)	35,244	43,096	137,781	78,617
Metal sold (oz)	36,384	43,018	137,753	78,521
Realized price ($/oz)	2,658	1,994	2,399	1,963

Unit Costs
Cash cost ($/oz Au)[1]	653	323	584	357
All-in sustaining cash cost ($/oz Au)[1]	1,376	737	1,153	760

Capital Expenditures ($000's)[2]
Sustaining	13,626	7,765	28,488	10,912
Sustaining leases	3,347	2,285	10,381	5,329
Non-sustaining	5,021	-	19,458	-
Brownfields	423	-	6,696	-
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly and Annual Operating and Financial Highlights

During the fourth quarter of 2024, mine production totaled 715,008 tonnes of ore, averaging 2.34 g/t Au, and containing an estimated 53,796 ounces of gold from the Antenna, Ancien, and Koula pits. Movement of waste during the quarter totaled 3,670,138 tonnes, for a strip ratio of 5.1:1. Production was mainly focused from the Antenna pit, which produced 530,651 tonnes of ore, with the balance of production sourced from the Koula and Ancien pits.

In the fourth quarter of 2024, Séguéla processed 430,117 tonnes of ore, producing 35,244 ounces of gold, at an average head grade of 2.95 g/t Au, an 18% decrease and a 19% decrease, respectively, compared to the fourth quarter of 2023. The decrease in gold production was due to lower head grades and lower recovery and partially offset by higher milled tonnes. Plant throughput for the quarter was 208 tonnes per hour (TPH) surpassing the name plate design capacity of 154 TPH by 35%.

Gold production in 2024 totaled 137,781 ounces, achieving the higher end of the annual guidance range. A 75% increase in ounces of gold produced during the year ended December 31, 2024 was mainly due to a full year of production in 2024 compared to only six months in 2023.

Cash cost per gold ounce sold was $653 for the fourth quarter of 2024 and $584 for the full year, compared to $323 for the fourth quarter of 2023 and $357 for the full year of 2023. The increase in cash costs is explained mainly by lower head grades in 2024, as per the mine plan, and lower stripping and mining costs during Séguéla’s first six months of operation in the second half of 2023.

All-in sustaining cash cost per gold ounce sold was $1,376 for the fourth quarter of 2024 compared to $737 in the same period of the previous year.  For the full year, the all-in sustaining cash cost was $1,153, compared to $760 in 2023. The increase for the quarter was primarily the result of higher cash costs,

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higher sustaining capital from higher stripping and the purchase of capital spares as well as lower volume of metal sold. The increase for the year was due to higher cash costs, increased royalties due to higher realized metal prices and higher sustaining capital expenditures.

Brownfields capital expenditures were $6.7 million for the full year in 2024, compared to $nil in 2023, as a result of drilling activities to define the geometry of mineral deposits.

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Yaramoko Mine, Burkina Faso

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
Mine Production
Tonnes milled	102,105	110,445	454,969	531,578

Gold
Grade (g/t)	9.18	7.16	8.21	6.81
Recovery (%)	98	98	98	98
Production (oz)	29,576	28,235	116,206	117,711
Metal sold (oz)	29,509	28,229	116,130	117,676
Realized price ($/oz)	2,669	1,984	2,397	1,945

Unit Costs
Cash cost ($/oz Au)[1]	812	949	860	809
All-in sustaining cash cost ($/oz Au)[1]	1,302	1,720	1,359	1,499

Capital Expenditures ($000's)[2]
Sustaining	8,035	12,620	28,147	49,938
Sustaining leases	1,002	1,077	4,071	4,758
Non-sustaining	1,649	–	5,654	–
Brownfields	393	1,261	1,936	4,917

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

Quarterly and Annual Operating and Financial Highlights

In the fourth quarter of 2024, the Yaramoko Mine treated 102,105 tonnes of ore and produced 29,576 ounces of gold with an average gold head grade of 9.18g/t, 5% and 28% increases when compared to the same period in 2023. Lower tonnage milled was due to 16 days of lost milling time as a consequence of an equipment failure. Higher production in the fourth quarter of 2024 was due to higher grades; partially offset by lower tonnes processed.

Gold production in 2024 totaled 116,206 ounces, achieving the higher end of the annual guidance range.

The cash cost per ounce of gold sold for the quarter ended December 31, 2024, was $812 compared to $949 in the same period in 2023. The decrease for the quarter is mainly attributed to lower mining costs and higher grades. For the year ending December 31, 2024, the cash cost per ounce of gold sold was $860, an increase from $809 in 2023. The full year increase is mainly due to higher mining costs during prior quarters.

The all-in sustaining cash cost per gold ounce sold was $1,302 for the quarter ended December 31, 2024, compared to $1,720 in the same period of 2023. The decrease is mainly due to lower sustaining capital costs, lower cash costs, and an administrative penalty paid in the fourth quarter of 2023. For the full year, the all-in sustaining cash cost was $1,359 in 2024, compared to $1,499 in 2023. The decrease in AISC was mainly the result of lower sustaining capital costs.

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Lindero Mine, Argentina

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
Mine Production
Tonnes placed on the leach pad	1,757,290	1,556,000	6,367,505	6,005,049

Gold
Grade (g/t)	0.60	0.63	0.62	0.64
Production (oz)	26,806	29,591	97,287	101,238
Metal sold (oz)	26,840	29,308	96,726	103,503
Realized price ($/oz)	2,659	1,993	2,411	1,942

Unit Costs
Cash cost ($/oz Au)[1]	1,063	934	1,051	920
All-in sustaining cash cost ($/oz Au)[1,3]	1,873	1,127	1,793	1,444

Capital Expenditures ($000's)[2]
Sustaining	19,240	10,607	65,876	39,358
Sustaining leases	629	598	2,400	2,393
Non-sustaining	1,448	1,302	2,016	1,978

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

3 The composition of AISC was revised in Q4 2024 and the comparative periods were updated to reflect the change. Refer to “Non-IFRS Financial Measures – All-in Sustaining Cost Per Gold Equivalent Ounce Sold” for a description of the calculation and the reason for the change.

Quarterly and Annual Operating and Financial Highlights

In the fourth quarter of 2024, a total of 1,757,290 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.60 g/t, containing an estimated 34,151 ounces of gold. Gold production for the fourth quarter of 2024 totaled 26,806 ounces. This represents a 9% decrease in total ounces compared to fourth quarter of 2023 as a result of lower grades and lower ounces contained in fine carbon. The mine started placing the first lift of ore on the new leach pad expansion area in the second half of October 2024.

Gold production was comprised of 24,679 ounces in doré bars, 2,086 ounces of gold contained in rich fine carbon, and 41 ounces contained in copper precipitate. Ore mined was 2.1 million tonnes, with a stripping ratio of 1.54:1. For the full year 2024 gold production totaled 97,287 ounces, achieving midpoint of annual production guidance.

The cash cost per ounce of gold for the quarter ending December 31, 2024, was $1,063 compared to $934 in the same period of 2023. For the year ending December 31, 2024, the cash cost per ounce was $1,051, an increase from $920 in 2023. The increase in cash cost per ounce of gold for both the quarter and the full year was primarily due to the impact of appreciation of the Argentine peso, lower gold production and lower by-product credits from copper sales. The increase in cash costs was partially offset by operational efficiency initiatives including a change in the hauling and loading fleet, reduction in cyanide consumption and crushing throughput.

AISC per gold ounce sold during Q4 2024 was $1,873, compared to $1,127 in Q4 2023. AISC in the quarter includes $1.4 million investment gain (Q4 2023: $12.4 million) from cross border, Argentine pesos

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denominated bond trades.  This is a benefit granted to exporters by the Argentine Government whereby 20% of export proceeds are allowed to be converted into pesos at a preferential exchange rate.  This benefit is intended to alleviate the impact of the overvaluation of the official exchange rate on input costs. The increase in AISC is explained by higher cash cost and capex in Q4 2024, partially offset by the elimination of the 8% export duty in 2024, and lower investment gains recorded in Q4 2024. The composition of AISC was revised in Q4 2024 and the comparative period was updated to reflect the change. Refer to “Non-IFRS Financial Measures – All-in Sustaining Cost Per Gold Equivalent Ounce Sold” in the 2024 MD&A for a description of the calculation and the reason for the change.

AISC per gold ounce sold in 2024 was $1,793, compared to $1,444 in 2023. AISC for 2024 includes the $9.7 million annual investment gain (FY 2023: $12.4 million) from cross border, Argentine pesos denominated bond trades.  AISC per ounce for 2024 was higher due mainly to higher cost per ounce and sustaining capital expenditures related to the leach pad expansion, partially offset by the elimination of export duties in 2024 as described above. The composition of AISC was revised in Q4 2024 and the comparative periods were updated to reflect the change. Refer to “Non-IFRS Financial Measures – All-in Sustaining Cost Per Gold Equivalent Ounce Sold” in the 2024 MD&A for a description of the calculation and the reason for the change.

As of December 31, 2024, the leach pad expansion project was approximately 89% complete. The leach pad expansion remains on schedule for completion during the first half of 2025.

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San Jose Mine, Mexico

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
Mine Production
Tonnes milled	190,063	241,035	735,591	930,200
Average tonnes milled per day	2,437	2,678	2,138	2,643

Silver
Grade (g/t)	118	145	125	171
Recovery (%)	83	91	86	91
Production (oz)	594,373	1,023,525	2,548,402	4,656,631
Metal sold (oz)	622,108	1,040,888	2,568,745	4,659,611
Realized price ($/oz)	31.25	23.35	28.12	23.36

Gold
Grade (g/t)	0.85	0.91	0.89	1.06
Recovery (%)	82	90	85	90
Production (oz)	4,239	6,345	17,811	28,559
Metal sold (oz)	4,440	6,406	17,851	28,524
Realized price ($/oz)	2,661	1,983	2,386	1,942

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	26.01	20.45	25.25	14.28
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	29.94	21.98	28.22	19.40

Capital Expenditures ($000's)[3]
Sustaining	–	3,190	–	14,018
Sustaining leases	171	246	846	878
Non-sustaining	602	505	8,927	1,682
Brownfields	–	1,257	–	4,215

1 Cash cost per ounce of silver equivalent and All-in sustaining cash cost per ounce of silver equivalent are calculated using realized metal prices for each period respectively.

2 Cash cost per ounce of silver equivalent, and all-in sustaining cash cost per ounce of silver equivalent are non-IFRS financial measures, refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis

Quarterly and Annual Operating and Financial Highlights

In the fourth quarter of 2024, San Jose produced 594,373 ounces of silver and 4,239 ounces of gold, 42% and 33% decreases respectively, at average head grades for silver and gold of 118 g/t and 0.85 g/t, 19% and 7% decreases respectively, when compared to the same period in 2023. The decrease in silver and gold production for the quarter is explained by the lower extracted mineral and head grades, mainly due to the decreasing grade profile of Mineral Reserves in the mine plan. Annual production in 2024 totaled 2,548,402 ounces of silver and 17,811 ounces of gold, which were 18% and 6% below the lower end of annual guidance range, respectively. Approximately 5% of the lower production for both metals was due to the effect of the iron oxide in the metallurgical recovery. Head grades for the year were aligned with the geological model, albeit slightly lower than expected.

The cash cost per silver equivalent ounce in the fourth quarter of 2024, was $26.01, an increase from $20.45 in the same period of 2023. For the year ended December 31, 2024, the cash cost per silver equivalent ounce sold was $25.25 compared to $14.28 in the same period of 2023. The higher cost per ounce was primarily the result of lower production and silver equivalent ounces sold and previously capitalized costs being expensed.

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The all-in sustaining cash cost of payable silver equivalent ounce in the fourth quarter of 2024 increased by 36% to $29.94, and full year 2024 increased 45% to $28.22, compared to $21.98 and $19.40 for the same periods in 2023. These increases were mainly driven by higher cash costs and lower volume of metal sold.

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Caylloma Mine, Peru

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
Mine Production
Tonnes milled	139,761	140,800	551,430	543,876
Average tonnes milled per day	1,553	1,564	1,549	1,528

Silver
Grade (g/t)	67	88	80	85
Recovery (%)	83	83	83	83
Production (oz)	249,238	330,478	1,176,543	1,227,060
Metal sold (oz)	247,441	353,935	1,179,260	1,229,298
Realized price ($/oz)	31.27	23.06	27.88	23.37

Gold
Grade (g/t)	0.11	0.11	0.13	0.14
Recovery (%)	25	21	22	22
Production (oz)	128	109	552	513
Metal sold (oz)	-	-	169	40
Realized price ($/oz)	-	-	2,233	1,902

Lead
Grade (%)	3.36	3.84	3.57	3.74
Recovery (%)	92	91	91	91
Production (000's lbs)	9,500	10,798	39,555	40,852
Metal sold (000's lbs)	9,198	11,641	39,378	41,074
Realized price ($/lb)	0.91	0.97	0.94	0.98

Zinc
Grade (%)	4.94	5.00	4.71	5.11
Recovery (%)	91	90	91	90
Production (000's lbs)	13,874	13,933	51,906	55,060
Metal sold (000's lbs)	13,932	14,407	52,518	56,166
Realized price ($/lb)	1.38	1.13	1.26	1.23

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	16.53	13.42	14.12	13.91
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	28.10	22.34	21.72	19.90

Capital Expenditures ($000's)[3]
Sustaining	7,193	8,635	19,673	17,903
Sustaining leases	623	912	2,494	3,538
Brownfields	522	966	1,730	2,302

1 Cash cost per ounce of silver equivalent and All-in sustaining cash cost per ounce of silver equivalent are calculated using realized metal prices for each period respectively.

2 Cash cost per ounce of silver equivalent, and all-in sustaining cash cost per ounce of silver equivalent are non-IFRS financial measures, refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis.

Quarterly and Annual Operating and Financial Highlights

In the fourth quarter of 2024, the Caylloma Mine produced 249,238 ounces of silver at an average head grade of 67 g/t, a 25% and 24% decrease, respectively, when compared to the same period in 2023. Silver production for 2024 totaled 1,176,543 ounces, surpassing the upper end of annual guidance range by 7%.

Lead and zinc production for the quarter was 9.5 million pounds and 13.9 million pounds, respectively. Lead production decreased by 12% and zinc production remained comparable to the same period in 2023.

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Head grades averaged 3.36% and 4.94%, a 13% and 1% decrease, respectively, when compared to the same quarter in 2023. Lead and zinc production for 2024 totaled 39.6 and 51.9 million pounds, respectively. Lead and zinc production were above the higher end of annual guidance by 33% and 16%, respectively. Increased production is the result of positive grade reconciliation to the reserve model in the lower levels of the underground mine. Gold production in the fourth quarter totaled 128 ounces with an average head grade of 0.11 g/t.

The cash cost per silver equivalent ounce sold in the fourth quarter of 2024, was $16.53 compared to $13.42 in the same period in 2023. For the year ended December 31, 2024, the cash cost per ounce of silver equivalent sold was $14.12, compared to $13.91 in 2023. The higher cost per ounce for the quarter and the year was primarily the result of lower silver production and the impact of higher realized silver prices on the calculation of silver equivalent ounce sold partially offset by lower treatment charges.

The all-in sustaining cash cost per ounce of payable silver equivalent in the fourth quarter of 2024, increased 26% to $28.10, compared to $22.34 for the same period in 2023. The all-in sustaining cash cost per ounce of payable silver equivalent for the full year 2024 was $21.72 compared to $19.90 in 2023. The increase for the quarter and year was the result of higher cash costs per ounce, higher worker’s participation and the impact of higher realized silver prices on the calculation of silver equivalent ounces. If AISC was calculated using the guidance metal prices AISC would have been $23.60 and $19.27 per ounce for the quarter and year respectively.

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Qualified Person

Eric Chapman, Senior Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

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Fourth Quarter Unaudited and Annual Audited Income Statement and Cash Flow

Income Statement

		Three months ended December 31,		Years ended December 31,
	Note	2024 $	2023 $	2024 $	2023 $
Sales	19	302,196	265,314	1,062,037	842,428
Cost of sales	20	195,361	213,462	718,430	652,403
Mine operating income		106,835	51,852	343,607	190,025

General and administration	21	19,398	19,909	76,085	64,073
Foreign exchange loss		10,331	2,430	12,412	10,885
Impairment of mineral properties, plant and equipment	31(b)	-	90,615	-	90,615
Write-off of mineral properties	8	14,485	5,263	14,485	5,985
Other expenses	22	9,775	11,009	12,579	18,874
		53,989	129,226	115,561	190,432

Operating income (loss)		52,846	(77,374)	228,046	(407)

Investment gains	5	1,405	12,395	9,716	12,395
Interest and finance costs, net	23	(6,173)	(7,535)	(25,553)	(21,790)
Loss on derivatives	19	-	(301)	-	(1,249)
		(4,768)	4,559	(15,837)	(10,644)

Income (loss) before income taxes		48,078	(72,815)	212,209	(11,051)

Income taxes
Current income tax expense	24	34,605	27,057	96,468	42,636
Deferred income tax recovery	24	(1,608)	(10,033)	(26,165)	(10,057)
		32,997	17,024	70,303	32,579
Net income (loss)		15,081	(89,839)	141,906	(43,630)

Net income (loss) attributable to:
Fortuna shareholders		11,344	(92,316)	128,735	(50,836)
Non-controlling interests	29	3,737	2,477	13,171	7,206
		15,081	(89,839)	141,906	(43,630)

Earnings (loss) per share	18
Basic		0.04	(0.30)	0.42	(0.17)
Diluted		0.04	(0.30)	0.41	(0.17)

Weighted average number of common shares outstanding (000's)
Basic		310,380	306,511	308,885	295,067
Diluted		312,435	306,511	310,747	295,067

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Statement of Cash Flow

		Three months ended December 31,		Years ended December 31,
	Note	2024 $	2023 $	2024 $	2023 $

Operating activities:
Net income (loss)		15,081	(89,839)	141,906	(43,630)
Items not involving cash:
Depletion and depreciation		62,580	71,602	229,958	219,688
Accretion expense	23	2,495	1,597	9,055	6,773
Income taxes		32,997	17,023	70,303	32,579
Interest expense, net	23	3,674	5,933	16,498	15,017
Share-based payments, net of cash settlements		1,501	2,602	8,146	2,017
Impairment of mineral properties, plant and equipment	31(b)	-	90,615	-	90,615
Inventory net realizable value adjustments	6	3,206	5,260	6,058	6,188
Inventory obsolescence adjustments		1,521	10,097	1,006	10,097
Write-off of mineral properties	8	14,485	5,210	14,485	5,985
Unrealized foreign exchange loss		8,119	4,441	388	5,706
Investment gains	5	(1,405)	(12,395)	(9,716)	(12,395)
Other	22	8,067	4,543	9,526	4,972
Closure, reclamation and related severance payments	15	(3,235)	(599)	(5,595)	(1,203)
Changes in working capital	28	8,692	887	(72,482)	(9,737)
Cash provided by operating activities		157,778	116,976	419,536	332,672
Income taxes paid		(5,021)	(6,271)	(43,554)	(25,872)
Interest paid		(4,009)	(6,916)	(14,844)	(13,545)
Interest received		1,551	1,287	4,539	3,654
Net cash provided by operating activities		150,299	105,076	365,677	296,909

Investing activities:
Additions to mineral properties and property, plant and equipment	8	(61,919)	(51,852)	(203,778)	(217,314)
Purchases of investments	5	(10,284)	(9,359)	(35,857)	(9,359)
Proceeds from sale of investments	5	11,690	21,754	45,573	21,754
Deposits on long-term assets		379	(1,283)	(1,769)	-
Costs related to Chesser acquisition, net of cash acquired		-	(10,260)	-	(13,321)
Other investing activities		657	100	1,391	1,356
Cash used in investing activities		(60,293)	(51,000)	(194,440)	(216,884)

Financing activities:			—
Transaction costs on credit facility	13	(1,963)	-	(1,963)	-
Repayment of convertible debentures	13	(9,649)	-	(9,649)	-
Proceeds from credit facility	13	-	10,000	68,000	75,500
Repayment of credit facility	13	-	(50,500)	(233,000)	(90,500)
Convertible notes issued	13	9,649	-	172,500	-
Cost of financing - 2024 Convertible Notes	13	(10)	-	(6,488)	-
Repurchase of common shares	17	(30,593)	-	(34,128)	-
Issuance of common shares from option exercise		-	301	-	301
Payments of lease obligations	28	(5,891)	(4,976)	(20,690)	(16,625)
Dividend payment to non-controlling interests		-	(87)	(717)	(1,392)
Cash used in financing activities		(38,457)	(45,262)	(66,135)	(32,716)
Effect of exchange rate changes on cash and cash equivalents		(800)	1,551	(1,922)	346
Increase in cash and cash equivalents during the year		50,749	10,364	103,180	47,655
Cash and cash equivalents, beginning of the year		180,554	117,780	128,148	80,493
Cash and cash equivalents, end of the year		231,303	128,144	231,328	128,148

Cash and cash equivalents consist of:
Cash		184,840	106,135	184,840	106,135
Cash equivalents		46,488	22,013	46,488	22,013
Cash and cash equivalents, end of the year		231,328	128,148	231,328	128,148
Supplemental cash flow information (Note 28)

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Non-IFRS Financial Measures

The Company has disclosed certain financial measures and ratios in this news release which are not defined under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are not disclosed in the Company's financial statements, including but not limited to: cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; production cash cost per ounce of gold equivalent; cash cost per payable ounce of silver equivalent sold; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

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To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below. In addition see “Non-IFRS Financial Measures” on page 27 in the Company’s management’s discussion and analysis for the year ended December 31, 2024 (“2024 MDA”), and on page 26 of the Company’s management’s discussion and analysis for the nine months ended September 30, 2024 (“Q3 2024 MDA),  which section is incorporated by reference in this news release, for information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this news release, including an explanation of their composition; an explanation of how such measures and ratios provide useful information to an investor; and the additional purposes, if any, for which management of the Company uses such measures and ratio, including a description of the change in the composition of AISC which was revised in Q4 2024 and for comparative periods, and the reason for the change. The 2024 MD&A and Q3 2024 MDA may be accessed on SEDAR+ at www.sedarplus.cawww.sedarplus.ca under the Company’s profile.

Except as otherwise described above, and in the 2024 MD&A, the Company has calculated these measures consistently for all periods presented.

Reconciliation of Debt to total net debt and net debt to adjusted EBITDA ratio for December 31, 2024

(Expressed in millions except Total net debt to Adjusted EBITDA ratio)	As at December 31, 2024
2024 Convertible Notes	172.5
Less: Cash and Cash Equivalents	(231.3)
Total net debt[1]	(58.8)
Adjusted EBITDA (last four quarters)	476.9
Total net debt to adjusted EBITDA ratio	-0.1:1
[1] Excluding letters of credit

Reconciliation of net income to adjusted attributable net income for the three months ended September 30, 2024 and the three and twelve months ended December 31, 2024 and 2023

	Three months ended,			Years ended,
Consolidated (in millions of US dollars)	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net income attributable to shareholders	11.3	50.5	(92.3)	128.7	(50.8)
Adjustments, net of tax:
Community support provision and accruals[1]	(0.1)	–	(0.4)	(0.4)	(0.5)
Foreign exchange loss, Séguéla Mine[2]	–	–	0.1	–	–
Write off of mineral properties	12.9	–	4.0	12.9	4.5
Unrealized loss (gain) on derivatives	–	–	0.1	–	(0.3)
Income tax, convertible debentures	–	–	–	(12.0)	–
Impairment of mineral properties, plant and equipment	–	–	90.6	–	90.6
San Jose ARO adjustment	7.2	–	–	7.2	–
Inventory adjustment	5.0	(0.1)	13.2	6.7	13.9
Accretion on right of use assets	1.0	0.9	0.5	3.7	3.1
Other non-cash/non-recurring items	(0.3)	(1.4)	4.8	(2.8)	4.4
Attributable Adjusted Net Income	37.0	49.9	20.6	144.0	64.9
[1] Amounts are recorded in Cost of sales
[2] Amounts are recorded in General and Administration
Figures may not add due to rounding

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Reconciliation of net income to adjusted EBITDA for the three months ended September 30, 2024 and the three and twelve months ended December 31, 2024 and 2023

	Three months ended,			Years ended,
Consolidated (in millions of US dollars)	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net income	15.1	54.4	(89.8)	141.9	(43.6)
Adjustments:
Community support provision and accruals	(0.1)	-	(0.5)	(0.6)	(0.7)
Inventory adjustment	4.6	(0.1)	15.4	7.1	16.3
Foreign exchange loss, Séguéla Mine	-	-	-	-	0.8
Net finance items	6.2	6.3	7.5	25.6	21.8
Depreciation, depletion, and amortization	62.6	59.9	71.6	230.0	219.6
Income taxes	33.0	15.1	17.0	70.3	32.6
Write off of mineral properties	14.5	-	5.3	14.5	6.0
Impairment of mineral properties, plant and equipment	-	-	90.6	-	90.6
San Jose ARO adjustment	7.2	-	-	7.2	-
Other non-cash/non-recurring items	(5.2)	(4.3)	3.2	(19.1)	(8.3)
Adjusted EBITDA	137.9	131.3	120.3	476.9	335.1

Figures may not add due to rounding

Reconciliation of net cash from operating activities to free cash flow from ongoing operations for the three months ended September 30, 2024 and the three and twelve months ended December 31, 2024 and 2023

	Three months ended,			Years ended,
Consolidated (in millions of US dollars)	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Net cash provided by operating activities	150.3	92.9	105.1	365.7	296.9
Adjustments
Closure and rehabilitation provisions	3.3	2.2	-	5.6	-
Séguéla, working capital	-	-	-	-	4.4
Additions to mineral properties, plant and equipment	(51.0)	(37.8)	(46.3)	(154.1)	(143.6)
Gain on blue chip swap investments	1.4	3.2	12.4	9.7	12.4
Right of use payments	(5.9)	(4.2)	(5.0)	(20.7)	(16.6)
Other adjustments	(2.5)	0.3	-	(3.3)	-
Free cash flow from ongoing operations	95.6	56.6	66.2	202.9	153.5

Figures may not add due to rounding

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Reconciliation of cost of sales to cash cost per ounce of gold equivalent sold for the three months ended September 30, 2024 and the three and twelve months ended December 31, 2024 and 2023

Cash Cost Per Gold Equivalent Ounce Sold - Q3 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	42,350	45,656	55,466	24,697	19,820	187,991
Inventory adjustment	2	—	—	135	—	137
Depletion, depreciation, and amortization	(13,639)	(12,923)	(27,165)	(1,150)	(4,465)	(59,342)
Royalties and taxes	(89)	(5,480)	(6,143)	(639)	(366)	(12,717)
By-product credits	(1,132)	—	—	—	—	(1,132)
Other	—	—	—	6	(279)	(273)
Treatment and refining charges	—	—	—	826	2,249	3,075
Cash cost applicable per gold equivalent ounce sold	27,492	27,253	22,158	23,875	16,959	117,737
Ounces of gold equivalent sold	26,393	27,995	33,816	9,597	13,401	111,203
Cash cost per ounce of gold equivalent sold ($/oz)	1,042	974	655	2,488	1,265	1,059
Gold equivalent was calculated using the realized prices for gold of $2,490/oz Au, $29.4/oz Ag, $2,040/t Pb, and $2,782/t Zn for Q3 2024.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q4 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	47,380	40,610	58,956	28,547	19,866	195,361
Inventory adjustment	(4,704)	1,487	—	(1,366)	—	(4,583)
Depletion, depreciation, and amortization	(13,314)	(12,783)	(28,828)	(2,623)	(4,295)	(61,843)
Royalties and taxes	(79)	(5,346)	(6,377)	(801)	(222)	(12,825)
By-product credits	(973)	—	—	—	—	(973)
Other	—	—	—	(1)	(1,624)	(1,625)
Treatment and refining charges	—	—	—	720	2,965	3,685
Cash cost applicable per gold equivalent ounce sold	28,310	23,968	23,751	24,476	16,690	117,195
Ounces of gold equivalent sold	26,629	29,509	36,384	11,051	11,863	115,436
Cash cost per ounce of gold equivalent sold ($/oz)	1,063	812	653	2,215	1,407	1,015
Gold equivalent was calculated using the realized prices for gold of $2,661/oz Au, $31.3/oz Ag, $2,009/t Pb, and $3,046/t Zn for Q4 2024.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q4 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	57,913	49,598	46,239	41,108	18,599	213,457
Inventory adjustment	(7,884)	(3,033)	—	(4,554)	—	(15,471)
Depletion, depreciation, and amortization	(15,061)	(15,345)	(25,972)	(11,351)	(3,466)	(71,195)
Royalties and taxes	(3,916)	(4,437)	(6,364)	(815)	(227)	(15,759)
By-product credits	(4,183)	—	—	—	—	(4,183)
Other	—	—	—	344	(397)	(53)
Treatment and refining charges	—	—	—	1,505	4,241	5,746
Cash cost applicable per gold equivalent ounce sold	26,869	26,783	13,903	26,237	18,750	112,542
Ounces of gold equivalent sold	28,779	28,229	43,018	17,650	16,236	133,912
Cash cost per ounce of gold equivalent sold ($/oz)	934	949	323	1,487	1,155	840
Gold equivalent was calculated using the realized prices for gold of $1,990/oz Au, $23.3/oz Ag, $2,137/t Pb, and $2,499/t Zn for Q4 2023.
Figures may not add due to rounding

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Cash Cost Per Gold Equivalent Ounce Sold - Year 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	159,789	172,056	211,062	102,492	73,030	718,431
Inventory adjustment	(4,930)	(1,365)	—	(770)	—	(7,065)
Depletion, depreciation, and amortization	(50,114)	(49,705)	(107,039)	(4,737)	(15,942)	(227,537)
Royalties and taxes	(537)	(21,128)	(23,622)	(3,011)	(1,172)	(49,470)
By-product credits	(3,232)	—	—	—	—	(3,232)
Other	—	—	—	—	(2,583)	(2,583)
Treatment and refining charges	—	—	—	3,261	8,732	11,993
Cash cost applicable per gold equivalent ounce sold	100,976	99,858	80,401	97,235	62,065	440,535
Ounces of gold equivalent sold	96,059	116,130	137,753	45,136	51,140	446,217
Cash cost per ounce of gold equivalent sold ($/oz)	1,051	860	584	2,154	1,214	987
Gold equivalent was calculated using the realized prices for gold of $2,401/oz Au, $28.0/oz Ag, $2,072/t Pb, and $2,786/t Zn for Year 2024.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Year 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	176,696	186,757	79,472	140,068	69,408	652,401
Inventory adjustment	(7,870)	(3,859)	—	(4,554)	—	(16,283)
Depletion, depreciation, and amortization	(51,258)	(73,064)	(40,529)	(40,028)	(13,314)	(218,193)
Royalties and taxes	(14,958)	(14,678)	(10,932)	(4,390)	(1,078)	(46,036)
By-product credits	(7,921)	—	—	—	—	(7,921)
Other	—	—	—	253	(1,692)	(1,439)
Treatment and refining charges	—	—	—	4,352	19,974	24,326
Cash cost applicable per gold equivalent ounce sold	94,689	95,156	28,011	95,701	73,298	386,855
Ounces of gold equivalent sold	102,896	117,676	78,521	80,458	63,229	442,780
Cash cost per ounce of gold equivalent sold ($/oz)	920	809	357	1,189	1,159	874
Gold equivalent was calculated using the realized prices for gold of $1,948/oz Au, $23.4/oz Ag, $2,155/t Pb, and $2,706/t Zn for year 2023.
Figures may not add due to rounding

Fortuna | 23

Reconciliation of cost of sales to all-in sustaining cash cost per ounce of gold equivalent sold for the three months ended September 30, 2024 and the three and twelve months ended December 31, 2024 and 2023

AISC Per Gold Equivalent Ounce Sold - Q3 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	27,492	27,253	22,158	23,875	16,959	—	117,737
Inventory net realizable value adjustment	—	—	—	—	—	—	—
Royalties and taxes	89	5,480	6,143	639	366	—	12,717
Worker's participation	—	—	—	—	472	—	472
General and administration	2,935	550	2,945	1,802	1,246	6,275	15,753
Stand-by	—	—	—	—	—	—	—
Total cash costs	30,516	33,283	31,246	26,316	19,043	6,275	146,679
Sustaining capital[1]	21,264	5,166	8,511	198	6,817	—	41,956
Blue chips gains (investing activities)[1]	(3,162)	—	—	—	—	—	(3,162)
All-in sustaining costs	48,618	38,449	39,757	26,514	25,860	6,275	185,473
Gold equivalent ounces sold	26,393	27,995	33,816	9,597	13,401	—	111,203
All-in sustaining costs per ounce	1,842	1,373	1,176	2,763	1,930	—	1,668
Gold equivalent was calculated using the realized prices for gold of $2,490/oz Au, $29.4/oz Ag, $2,040/t Pb, and $2,782/t Zn for Q3 2024.
Figures may not add due to rounding
[1] Presented on a cash basis

[2] The composition of AISC was revised in Q4 2024 and the comparative period was updated to reflect the change. Refer to “Non-IFRS Financial Measures – All-in Sustaining Cost Per Gold Equivalent Ounce Sold” in the 2024 MD&A for a description of the calculation and the reason for the change

AISC Per Gold Equivalent Ounce Sold - Q4 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	28,310	23,968	23,751	24,476	16,690	—	117,195
Inventory net realizable value adjustment	—	(829)	—	1,366	—	—	537
Royalties and taxes	79	5,346	6,377	801	222	—	12,825
Worker's participation	—	—	—	—	1,733	—	1,733
General and administration	3,026	503	2,549	1,364	1,391	9,666	18,499
Stand-by	—	—	—	—	—	—	—
Total cash costs	31,415	28,988	32,677	28,007	20,036	9,666	150,789
Sustaining capital[1]	19,869	9,430	17,396	171	8,338	—	55,204
Blue chips gains (investing activities)[1]	(1,406)	—	—	—	—	—	(1,406)
All-in sustaining costs	49,878	38,418	50,073	28,178	28,374	9,666	204,587
Gold equivalent ounces sold	26,629	29,509	36,384	11,051	11,863	—	115,436
All-in sustaining costs per ounce	1,873	1,302	1,376	2,550	2,392	—	1,772
Gold equivalent was calculated using the realized prices for gold of $2,661/oz Au, $31.3/oz Ag, $2,009/t Pb, and $3,046/t Zn for Q4 2024.
Figures may not add due to rounding
[1] Presented on a cash basis

Fortuna | 24

AISC Per Gold Equivalent Ounce Sold - Q4 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	26,869	26,783	13,903	26,237	18,750	—	112,542
Inventory net realizable value adjustment	—	—	—	—	—	—	—
Royalties and taxes	3,916	4,437	6,364	815	227	—	15,759
Worker's participation	—	—	—	(430)	399	—	(31)
General and administration	2,833	(336)	1,398	1,789	1,344	12,603	19,631
Stand-by	—	2,700	—	—	—	—	2,700
Total cash costs	33,618	33,584	21,665	28,411	20,720	12,603	150,601
Sustaining capital[1]	11,205	14,958	10,050	4,693	10,513	—	51,419
Blue chips gains (investing activities)[1]	(12,395)	—	—	—	—	—	(12,395)
All-in sustaining costs	32,428	48,542	31,715	33,104	31,233	12,603	189,625
Gold equivalent ounces sold	28,779	28,229	43,018	17,650	16,236	—	133,912
All-in sustaining costs per ounce[2]	1,127	1,720	737	1,876	1,924	—	1,416
Gold equivalent was calculated using the realized prices for gold of $1,990/oz Au, $23.3/oz Ag, $2,137/t Pb, and $2,499/t Zn for Q4 2023.
Figures may not add due to rounding
[1] Presented on a cash basis

[2] The composition of AISC was revised in Q4 2024 and the comparative period was updated to reflect the change. Refer to “Non-IFRS Financial Measures – All-in Sustaining Cost Per Gold Equivalent Ounce Sold” in the 2024 MD&A for a description of the calculation and the reason for the change

Fortuna | 25

AISC Per Gold Equivalent Ounce Sold - Year 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	100,976	99,858	80,401	97,235	62,065	—	440,535
Inventory net realizable value adjustment	—	948	—	1,366	—	—	2,314
Royalties and taxes	537	21,128	23,622	3,011	1,172	—	49,470
Worker's participation	—	—	—	—	3,094	—	3,094
General and administration	12,121	1,785	9,266	6,213	5,263	38,928	73,576
Stand-by	—	—	—	—	—	—	—
Total cash costs	113,634	123,719	113,289	107,825	71,594	38,928	568,989
Sustaining capital[1]	68,276	34,154	45,565	846	23,897	—	172,738
Blue chips gains (investing activities)[1]	(9,716)	—	—	—	—	—	(9,716)
All-in sustaining costs	172,194	157,873	158,854	108,671	95,491	38,928	732,011
Gold equivalent ounces sold	96,059	116,130	137,753	45,136	51,140	—	446,217
All-in sustaining costs per ounce	1,793	1,359	1,153	2,408	1,867	—	1,640
Gold equivalent was calculated using the realized prices for gold of $2,401/oz Au, $28.0/oz Ag, $2,072/t Pb, and $2,786/t Zn for Year 2024.
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Year 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	94,689	95,156	28,011	95,701	73,298	—	386,855
Inventory net realizable value adjustment	—	334	—	—	—	—	334
Royalties and taxes	14,958	14,678	10,932	4,390	1,078	—	46,036
Worker's participation	—	—	—	(316)	1,927	—	1,611
General and administration	9,624	919	4,510	7,040	4,810	35,903	62,806
Stand-by	—	5,699	—	4,084	—	—	9,783
Total cash costs	119,271	116,786	43,453	110,899	81,113	35,903	507,425
Sustaining capital[1]	41,751	59,613	16,241	19,111	23,743	—	160,459
Blue chips gains (investing activities)[1]	(12,395)	—	—	—	—	—	(12,395)
All-in sustaining costs	148,627	176,399	59,694	130,010	104,856	35,903	655,489
Gold equivalent ounces sold	102,896	117,676	78,521	80,458	63,229	—	442,780
All-in sustaining costs per ounce[2]	1,444	1,499	760	1,616	1,658	—	1,480
Gold equivalent was calculated using the realized prices for gold of $1,948/oz Au, $23.4/oz Ag, $2,155/t Pb, and $2,706/t Zn for year 2023.
Figures may not add due to rounding
[1] Presented on a cash basis

[2] The composition of AISC was revised in Q4 2024 and the comparative period was updated to reflect the change. Refer to “Non-IFRS Financial Measures – All-in Sustaining Cost Per Gold Equivalent Ounce Sold” in the 2024 MD&A for a description of the calculation and the reason for the change

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Reconciliation of cost of sales to cash cost per payable ounce of silver equivalent sold for the three and twelve months ended December 31, 2024 and 2023

Cash Cost Per Silver Equivalent Ounce Sold - Q4 2024	San Jose	Caylloma	SEO Cash Costs
Cost of sales	28,547	19,866	48,413
Inventory adjustment	(1,366)	—	(1,366)
Depletion, depreciation, and amortization	(2,623)	(4,295)	(6,918)
Royalties and taxes	(801)	(222)	(1,023)
Other	(1)	(1,624)	(1,625)
Treatment and refining charges	720	2,965	3,685
Cash cost applicable per silver equivalent sold	24,476	16,690	41,166
Ounces of silver equivalent sold[1]	941,072	1,009,804	1,950,876
Cash cost per ounce of silver equivalent sold ($/oz)	26.01	16.53	21.10

[1] Silver equivalent sold for Q4 2024 for San Jose is calculated using a silver to gold ratio of 85.2:1. Silver equivalent sold for Q4 2024 for Caylloma is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:34.3 pounds, and silver to zinc ratio of 1:22.6 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Q4 2023	San Jose	Caylloma	SEO Cash Costs
Cost of sales	41,108	18,599	59,707
Inventory adjustment	(4,554)	—	(4,554)
Depletion, depreciation, and amortization	(11,351)	(3,466)	(14,817)
Royalties and taxes	(815)	(227)	(1,042)
Other	344	(397)	(53)
Treatment and refining charges	1,505	4,241	5,746
Cash cost applicable per silver equivalent sold	30,791	18,750	49,541
Ounces of silver equivalent sold[1]	1,505,763	1,398,062	2,903,825
Cash cost per ounce of silver equivalent sold ($/oz)	20.45	13.42	17.06

[1] Silver equivalent sold for Q4 2023 for San Jose is calculated using a silver to gold ratio of 84.9:1. Silver equivalent sold for Q4 2023 for Caylloma is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:23.8 pounds, and silver to zinc ratio of 1:20.3 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Year 2024	San Jose	Caylloma	SEO Cash Costs
Cost of sales	102,492	73,030	175,522
Inventory adjustment	(770)	—	(770)
Depletion, depreciation, and amortization	(4,737)	(15,942)	(20,679)
Royalties and taxes	(3,011)	(1,172)	(4,183)
Other	—	(2,583)	(2,583)
Treatment and refining charges	3,261	8,732	11,993
Cash cost applicable per silver equivalent sold	97,235	62,065	159,300
Ounces of silver equivalent sold[1]	3,851,400	4,396,445	8,247,845
Cash cost per ounce of silver equivalent sold ($/oz)	25.25	14.12	19.31

[1] Silver equivalent sold for Year 2024 for San Jose is calculated using a silver to gold ratio of 84.9:1. Silver equivalent sold for Year 2024 for Caylloma is calculated using a silver to gold ratio of 80.1:1, silver to lead ratio of 1:29.7 pounds, and silver to zinc ratio of 1:22.1 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Fortuna | 27

Cash Cost Per Silver Equivalent Ounce Sold - Year 2023	San Jose	Caylloma	SEO Cash Costs
Cost of sales	140,068	69,408	209,476
Inventory adjustment	(4,554)	—	(4,554)
Depletion, depreciation, and amortization	(40,028)	(13,314)	(53,342)
Royalties and taxes	(4,390)	(1,078)	(5,468)
Other	253	(1,692)	(1,439)
Treatment and refining charges	4,352	19,974	24,326
Cash cost applicable per silver equivalent sold	95,701	73,298	168,999
Ounces of silver equivalent sold[1]	6,700,419	5,269,540	11,969,959
Cash cost per ounce of silver equivalent sold ($/oz)	14.28	13.91	14.12

1 Silver equivalent sold for year 2023 for San Jose is calculated using a silver to gold ratio of 83.1:1. Silver equivalent sold for year 2023 for Caylloma is calculated using a silver to gold ratio of 81.4:1, silver to lead ratio of 1:23.9 pounds, and silver to zinc ratio of 1:19.0 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Reconciliation of all-in sustaining cash cost and all-in cash cost per payable ounce of silver equivalent sold for the three and twelve months ended December 31, 2024 and 2023

AISC Per Silver Equivalent Ounce Sold - Q4 2024	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	24,476	16,690	41,166
Inventory net realizable value adjustment	1,366	—	1,366
Royalties and taxes	801	222	1,023
Worker's participation	—	1,733	1,733
General and administration	1,364	1,391	2,755
Stand-by	—	—	—
Total cash costs	28,007	20,036	48,043
Sustaining capital[3]	171	8,338	8,509
All-in sustaining costs	28,178	28,374	56,552
Silver equivalent ounces sold[1]	941,072	1,009,804	1,950,876
All-in sustaining costs per ounce[2]	29.94	28.10	28.99

1 Silver equivalent sold for Q4 2024 for San Jose is calculated using a silver to gold ratio of 85.2:1. Silver equivalent sold for Q4 2024 for Caylloma is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:34.3 pounds, and silver to zinc ratio of 1:22.6 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Q4 2023	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	26,237	18,750	44,987
Inventory net realizable value adjustment	—	—	—
Royalties and taxes	815	227	1,042
Worker's participation	(430)	399	(31)
General and administration	1,789	1,344	3,133
Stand-by	—	—	—
Total cash costs	28,411	20,720	49,131
Sustaining capital[3]	4,693	10,513	15,206
All-in sustaining costs	33,104	31,233	64,337
Silver equivalent ounces sold[1]	1,505,763	1,398,062	2,903,825
All-in sustaining costs per ounce[2]	21.98	22.34	22.16

1 Silver equivalent sold for Q4 2023 for San Jose is calculated using a silver to gold ratio of 84.9:1. Silver equivalent sold for Q4 2023 for Caylloma is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:23.8 pounds, and silver to zinc ratio of 1:20.3 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

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AISC Per Silver Equivalent Ounce Sold - Year 2024	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	97,235	62,065	159,300
Inventory net realizable value adjustment	1,366	—	1,366
Royalties and taxes	3,011	1,172	4,183
Worker's participation	—	3,094	3,094
General and administration	6,213	5,263	11,476
Stand-by	—	—	—
Total cash costs	107,825	71,594	179,419
Sustaining capital[3]	846	23,897	24,743
All-in sustaining costs	108,671	95,491	204,162
Silver equivalent ounces sold[1]	3,851,400	4,396,445	8,247,845
All-in sustaining costs per ounce[2]	28.22	21.72	24.75

1 Silver equivalent sold for Year 2024 for San Jose is calculated using a silver to gold ratio of 84.9:1. Silver equivalent sold for Year 2024 for Caylloma is calculated using a silver to gold ratio of 80.1:1, silver to lead ratio of 1:29.7 pounds, and silver to zinc ratio of 1:22.1 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Year 2023	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	95,701	73,298	168,999
Inventory net realizable value adjustment	—	—	—
Royalties and taxes	4,390	1,078	5,468
Worker's participation	(316)	1,927	1,611
General and administration	7,040	4,810	11,850
Stand-by	4,084	—	4,084
Total cash costs	110,899	81,113	192,012
Sustaining capital[3]	19,111	23,743	42,854
All-in sustaining costs	130,010	104,856	234,866
Silver equivalent ounces sold[1]	6,700,419	5,269,540	11,969,959
All-in sustaining costs per ounce[2]	19.40	19.90	19.62

1 Silver equivalent sold for year 2023 for San Jose is calculated using a silver to gold ratio of 83.1:1. Silver equivalent sold for year 2023 for Caylloma is calculated using a silver to gold ratio of 81.4:1, silver to lead ratio of 1:23.9 pounds, and silver to zinc ratio of 1:19.0 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Additional information regarding the Company’s financial results and activities underway are available in the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023 and accompanying 2024 MD&A, which are available for download on the Company’s website, www.fortunamining.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Thursday, March 6, 2025, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, Cesar Velasco, Chief Operating Officer - Latin America, and David Whittle, Chief Operating Officer - West Africa.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: www.webcaster4.com/Webcast/Page/1696/52039 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, March 6, 2025

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Access code: 830901

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay passcode: 52039

Playback of the earnings call will be available until Thursday, March 20, 2025. Playback of the webcast will be available until Friday, March 6, 2026. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with four operating mines and exploration activities in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru, as well as the preliminary economic assessment stage Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

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Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties, including exploration and development plans at the Séguéla Mine, the Tongon North prospect and the Diamba Sud Project; the Company’s anticipated financial and operational performance in 2025; the ability of the Company to mitigate the inflationary pressures on supplies used in its operations; estimated capital expenditures and estimated exploration spending in 2025, including amounts for exploration and development activities at its properties; statements regarding the Company's liquidity, access to capital; the impact of high inflation on the costs of production and the supply chain; the Company’s expectation regarding the timing of the completion of the leach pad expansion project at the Lindero Mine; the Company’s expectations regarding production at the Séguéla Mine in and expected all-in sustaining costs for 2026; statements regarding the completion of the sale of the San Jose Mine; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates, metal recovery rates, concentrate grade and quality; changes in tax rates and tax laws, requirements for permits, anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

The forward-looking statements in this news release also include financial outlooks and other forward-looking metrics relating to the Company and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of the Company and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian and the Israel – Hamas conflicts, any of which could continue to cause a disruption in global economic activity; fluctuation in currencies and foreign exchange rates; increases in the rate of inflation; the imposition or any extension of capital controls in countries in which the Company operates; any changes in tax laws in Argentina and the other countries in which we operate; changes in the prices of key supplies; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada);  our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; technological and operational hazards in Fortuna’s mining and mine development activities; risks related to water and power availability; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2023 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

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Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); geo-political uncertainties that may affect the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that the Company will be successful in mitigating the impact of inflation on its business and operations; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; expectations regarding the Company completing the sale of the San Jose Mine on the basis consistent with the Company’s current expectations; that there will be no significant disruptions affecting the Company's operations, the ability to meet current and future obligations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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